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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                                 _____________

                                   FORM 8-A/A
                                AMENDMENT NO. 1
                                 _____________

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                ATRIA COMMUNITIES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

            Delaware                                     61-1303738
 ----------------------------                   -------------------------------
 (State of Incorporation                       (IRS Employer Identification No.)
    or Organization)

        501 South 4th Avenue, Suite 140
              Louisville, Kentucky                         40202
  ---------------------------------------                ----------
  (Address of Principal Executive Offices)               (Zip Code)

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
If this form relates to the registration     If this form relates to the registration of a
of a class of debt securities and is         class of debt securities and is to become
effective upon filing pursuant to General    effective simultaneously with the
Instruction A(c)(1) please check the         effectiveness of a concurrent registration
following box.  [_]                          statement under the Securities Act of 1933
                                             pursuant to General Instruction A(c)(2)
                                             please check the following box.  [_]
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Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class          Name of each exchange on which
    to be so registered          each class is to be registered
 ----------------------          ------------------------------

                          None

Securities to be registered pursuant to Section 12(g) of the Act:

         Series A Junior Participating Preferred Stock Purchase Rights
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                                (Title of class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

   On February 15, 1998, a distribution of one right (a "Right") was declared for each share of Common Stock, par value $0.10 per share (the "Common Stock"), of Atria Communities, Inc. (the "Company") outstanding at the close of business on February 28, 1998 and for each share of Common Stock issued (including shares distributed from Treasury) by the Company thereafter and prior to the Separation Time (as defined). Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth (1/100th) of a share (a "Unit") of Series A Junior Participating Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a purchase price of $100 per Unit (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Protection Rights Agreement between the Company and National City Bank, as Rights Agent, dated as of February 15, 1998, as amended by the First Amendment thereto dated as of February 24, 1998 (as so amended, the "Rights Agreement").

   Initially, the Rights will attach to all certificates representing shares of outstanding Common Stock, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the "Separation Time" will occur upon the earlier of (i) ten business days (unless otherwise accelerated or delayed by the Board) following public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock, or (ii) ten business days (unless otherwise delayed by the Board) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock. An Acquiring Person does not include (a) any person who is not a beneficial owner of any shares of Common Stock on February 15, 1998 (the date of adoption of the Rights Agreement), but thereafter becomes a beneficial owner of Common Stock solely as a result of acquiring or agreeing to acquire not more than 10,000,000 shares of Common Stock from Vencor, Inc. or any transferee of Vencor, Inc., until such person shall thereafter acquire beneficial ownership of any additional shares of Common Stock, (b) any person who is a beneficial owner of 15% or more of the Common Stock on February 15, 1998 (the date of adoption of the Rights Agreement), until such person shall thereafter acquire beneficial ownership of any additional shares of Common Stock (unless such person became the beneficial owner of such additional shares of Common Stock without any plan or intention to seek or affect control of the Company and such person promptly divests of such additional shares), (c) a person who acquires beneficial ownership of 15% or more of the Common Stock without any intention to affect control of the Company and who thereafter promptly divests sufficient shares so that such person ceases to be the beneficial owner of 15% or more of the Common Stock, or (d) a person who is or becomes a beneficial owner of 15% or more of the Common Stock as a result of an option granted by the Company in connection with an agreement to acquire or merge with the Company prior to a Flip-In Date (as defined). In addition, neither Vencor, Inc. nor any affiliate or associate of Vencor, Inc. shall be deemed to be an Acquiring Person solely because one or more affiliates or associates of Vencor, Inc. acquire after February 15, 1998 beneficial ownership, collectively, of not more than 10,000 shares of Common Stock,

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provided that such persons acquired such beneficial ownership without any plan or intention to seek or affect control of the Company.

   Until the Separation Time, (i) the Rights will be evidenced by Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after February 28, 1998 (including shares distributed from Treasury) will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

   The Rights are not exercisable until the Separation Time and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier terminated by the Company as described below.

   As soon as practicable after the Separation Time, Rights certificates will be mailed to holders of record of Common Stock as of the close of business on the date when the Separation Time occurs and, thereafter, the separate Rights certificates alone will represent the Rights.

   If a "Flip-In Date" occurs (i.e., the close of business ten business days following announcement by the Company that a person has become an Acquiring Person), and if the Company has not terminated the Rights as described below, then the Rights entitle the holders thereof to acquire shares of Common Stock (rather than Preferred Stock) having a value equal to twice the Exercise Price. Instead of issuing shares of Common Stock upon exercise of a Right following a Flip-In Date, the Company may substitute cash, property, a reduction in the Exercise Price, Preferred Stock or other securities (or any combination of the above) having a value equal to the Common Stock which would otherwise be issuable. In addition, at the option of the Board of Directors prior to the time that any person becomes the beneficial owner of more than 50% of the Common Stock, and rather than payment of the cash Exercise Price, each Right may be exchanged for one share of Common Stock if a Flip-In Date occurs. Notwithstanding any of the foregoing, all Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any person on or after the date such person becomes an Acquiring Person will be null and void.

   After a Flip-in Date occurs, the Company may not consolidate or merge with, or sell 50% or more of its assets or earning power to, any person, if the Company's Board of Directors is controlled by the Acquiring Person, unless proper provision is made so that each Right would thereafter become a right to buy, for the Exercise Price, that number of shares of common stock of such other person having a market value of twice the Exercise Price.

   The Exercise Price payable and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of a stock dividend, stock split or reverse stock split, or other recapitalization which would change the number of shares of Common Stock outstanding.

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   At any time until the close of business on the Flip-In Date, the Board of
Directors may terminate the Rights without any payment to the holders thereof. The Board of Directors may condition termination of the Rights upon the occurrence of a specified future time or event.

   Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

   While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable.

   Any provisions of the Rights Agreement may be amended at any time prior to the close of business on the Flip-In Date without the approval of holders of the Rights, and thereafter, the Rights Agreement may be amended without approval of the Rights holders in any way which does not materially adversely affect the interests of the Rights holders.

   A total of 1,000,000 shares of Preferred Stock will be reserved for issuance upon exercise of the Rights.

   Each Unit of Preferred Stock will receive dividends at a rate per Unit equal to any dividends (except dividends payable in Common Stock) paid with respect to a share of Common Stock and, on a quarterly basis, an amount per whole share of Preferred Stock equal to the excess of $1.00 over the aggregate dividends paid per whole share of Preferred Stock during the immediately preceding three-month period.

   In the event of liquidation, the holder of each Unit of Preferred Stock will receive a preferred liquidation payment equal to the greater of $1.00 per whole share or the per share amount paid in respect of a share of Common Stock.

   Each Unit of Preferred Stock will have one vote, voting together with the Common Stock.

   In the event of any merger, consolidation, statutory share exchange or other transaction in which shares of Common Stock are exchanged, each Unit of Preferred Stock will be entitled to receive the per share amount paid in respect of each share of Common Stock.

   The rights of holders of the Preferred Stock to dividends, liquidation and voting, and in the event of mergers, statutory share exchanges and consolidations, are protected by customary antidilution provisions.

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   Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the economic value of one Unit of Preferred Stock that may be acquired upon the exercise of each Right should approximate the economic value of one share of Common Stock.

   The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company (with, where required by the Rights Agreement, the concurrence of a majority of the continuing directors) unless the offer is conditioned on a substantial number of Rights being acquired. However, the Rights should not interfere with any merger, statutory share exchange or other business combination approved by a majority of the directors since the Rights may be terminated by the Board of Directors at any time on or prior to the close of business ten business days after announcement by the Company that a person has become an Acquiring Person. Thus, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

   A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K dated February 15, 1998, as amended, and is incorporated herein by reference. The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

   1. Shareholder Protection Rights Agreement, dated as of February 15, 1998, between Atria Communities, Inc. and National City Bank, as Rights Agent (which includes as Exhibit A thereto the Form of Rights Certificate), incorporated herein by reference to Exhibit 99.1 of Atria Communities, Inc.'s Form 8-K dated February 15, 1998.

   2. Press release dated February 15, 1998, incorporated herein by reference to Exhibit 99.2 of Atria Communities, Inc.'s Form 8-K dated February 15, 1998.

   3. First Amendment to Shareholder Protection Rights Agreement, dated as of February 24, 1998, between Atria Communities, Inc. and National City Bank, as Rights Agent, incorporated herein by reference to Exhibit 99.3 of Atria Communities, Inc.'s Form 8-K/A Amendment No. 1 dated February 15, 1998.

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                                   SIGNATURES


   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                     ATRIA COMMUNITIES, INC.



Date:  February 24, 1998             By: /s/ W. Patrick Mulloy, II
                                        -------------------------------------
                                        W. Patrick Mulloy, II
                                        President and Chief Executive Officer

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